UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013.

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of registrant’s name into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Santiago, October 1st, 2013

Mr. Fernando Coloma Correa

Superintendent

Superintendency of Securities and Insurance

Ref.: Material Event

Mr. Superintendent:

In accordance with the provisions of Article 9 and Article 10 paragraph 2 of Law No. 18.045, and General Rule No. 30 of the Superintendency of Securities and Insurance of Chile, I hereby inform to you- being duly empowered by the Board of Directors- the following Material Event regarding the company LATAM Airlines Group S.A. (“LATAM Airlines Group”), Securities Registration No. 306:

1.

In accordance with the Material Event dated March 7th, 2013, it was informed that the ordinary meeting of LATAM Airlines Group Board of Directors, held on March 5th, 2013, had agreed to choose Oneworld as the global airline alliance for the airlines that are part of its group. With this decision, TAM and Aerovías de Integración Regional—Aires S.A. (“LAN Colombia”) would enter the Oneworld Alliance and would join LATAM Airlines Group and the other members of that global alliance.

2.

Such LATAM Board of Director’s decision was adopted pursuant to Resolución No. 37 dated September 21st, 2011, issued by the H. Tribunal de Defensa de la Libre Competencia (“TDLC” or “Tribunal for the Defense of Free Competition”) and the decision issued by the Brazilian Conselho Administrativo de Defesa Economica (“CADE”) on December 14th, 2011, which was partially amended on February 8th, 2012; pursuant to which it was approved the association of LAN Airlines S.A. (currently LATAM Airlines Group S.A.) and TAM Linhas Aereas S.A.

3.

Consequently and according to what was informed by the Material Event dated March 7th, 2013, it is hereby informed that TAM Linhas Aéreas will leave the Star Alliance as of March 30th, 2014, and will enter the Oneworld Alliance as of on March 31st, 2014.

4.	Meanwhile, LAN Colombia will enter the Oneworld Alliance as of October 1st, 2013.

Sincerely yours,

Cristián Toro Cañas

Senior Vice President- Legal

LATAM Airlines Group S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2013

LATAM AIRLINES GROUP S.A.

By:	/s/ Cristian Toro
	Name:	Cristian Toro
	Title:	Senior Vice President-Legal